INTERCHANGE CORPORATION
One Technology Drive, Building G
Irvine, California 92618
Telephone: (949) 784-0800
December 8, 2005
VIA EDGAR AND FAX
Ms. Elaine Wolff
Branch Chief, Division of Corporate Finance
United States Securities and Exchange Commission
100 F. Street, N.E.
Washington, DC 20549

Re:	Interchange Corporation Registration Statement on Form S-3 filed on November 1, 2005
Dear Ms. Wolff:
     Pursuant to Rule 461 of Regulation C under the Securities Act of 1933, as amended, Interchange Corporation (the “Registrant”) hereby requests that the effective date of the above-referenced Registration Statement be accelerated to, and that such Registration Statement be declared effective on, Thursday, December 8, 2005 at 5:00 p.m., Washington, D.C. time, or as soon thereafter as practicable.
     The Company acknowledges that (i) should the Commission or the staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement; (ii) the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and (iii) the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours, Interchange Corporation
By:	/s/ Heath B. Clarke
	Name:	Heath B. Clarke
	Title:	Chief Executive Officer

cc: Derek D. Dundas, Esq.